Mail Stop 3720

October 13, 2006

Mr. Ilan Kenig
President and Chief Executive Officer
Unity Wireless Corporation
7438 Fraser Park Drive
Burnaby, British Columbia, Canada

>   **RE: Unity Wireless Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Form 10-QSB for Fiscal Quarters Ended March 31, 2006**
>   **and June 30, 2006**
>   **File No. 000-30620**

Dear Mr. Kenig:

        We have reviewed your supplemental response letter dated September 18, 2006 as
well as the above referenced filings and have the following comments. As noted in our
comment letter dated August 21, 2006, we have limited our review to your financial
statements and related disclosures and will make no further review of your documents.
As such, all persons who are responsible for the adequacy and accuracy of the disclosure
are urged to be certain that they have included all information required pursuant to the
Securities Exchange Act of 1934.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

8. Convertible debentures, page 13

1.   We note your response to comment two and that you intend to file restated
        financial statements. Please tell us when you will file those amendments.

2.   Additionally, it appears that your intention to restate previously issued financial
        statements triggers a reportable event under Item 4.02 of Form 8-K. Please file a
        Form 8-K reporting your restatement immediately.

3.   When you amend your periodic reports to file your restated financial statements,
        describe the effect of the restatement on the officers' conclusions regarding the
        effectiveness of the company's disclosure controls and procedures. See Item 307
        of Regulation S-K. If the officers' conclude that the disclosure controls and

procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director